April 23, 2018

Dorrie Yale

Assistant Director

U.S. Securities and Exchange Commission

Office of Healthcare & Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	AXA Equitable Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 6, 2018
File No. 333-221521

Dear Ms. Yale:

This letter sets forth the responses of AXA Equitable Holdings, Inc. (the “Registrant”) to the comments contained in your letter, dated April 18, 2018, relating to Amendment No. 2 to the Registration Statement on Form S-1, filed by the Registrant on April 6, 2018 (“Amendment No. 2”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”). Enclosed with the paper copy of this letter are three copies of a clean version of Amendment No. 3, as well as three copies of a blacklined version of Amendment No. 3, marked to show changes from Amendment No. 2. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 3.

In Amendment No. 3, the Registrant has also addressed Comments #12 and #14 contained in your letter, dated December 12, 2017 (the “Prior Letter”), relating to the Registration Statement on Form S-1, filed by the Registrant on November 13, 2017, which were not previously addressed in Amendment No. 2 or Amendment No. 1 to the Registration Statement on Form S-1, filed by the Registrant on February 14, 2018 (“Amendment No. 1”). The Registrant has filed its material financing facilities entered into after Amendment No. 2 was filed as exhibits to Amendment No. 3, as requested in Comment #12 of the Prior Letter. The Registrant has also filed as an exhibit each of the Shareholder Agreement, Transitional Services Agreement, Registration Rights Agreement and Trademark License Agreement, as requested in Comment #14 of the Prior Letter.

D. Yale	2	April 23, 2018

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors

Following the settlement of this offering, AXA will continue to control us. . ., page 72

1.	We note your response and revised disclosures in response to prior comment 14. Please also expand your risk factor to include a discussion of material consent rights granted to AXA with respect to specific corporate and business activities.

The Registrant has revised this risk factor in Amendment No. 3 accordingly. Please see pages 71-72 of Amendment No. 3 in response to the Staff’s comment.

Compensation Discussion and Analysis – EQ Named Executive Officers

Short-Term Incentive Compensation Program, page 252

2.	We note your revised disclosures in response to prior comment 13. Please disclose the value of each pre-defined performance objective for AXA as well as the actual results achieved for each pre-defined performance objective for both AXA and AXA Financial R&P Operations.

The Registrant has revised the Compensation Discussion and Analysis in Amendment No. 3 accordingly. Please see pages 255-256 of Amendment No. 3 in response to the Staff’s comment.

Notes to Consolidated Financial Statements

1) Organization

Restatement and Revision of Prior Period Financial Statement, page F-10

3.	You indicate that the errors primarily relate to errors in the calculation of policyholders’ benefit reserves and the calculation of DAC amortization for certain variable and interest sensitive life products. Please provide us a more robust explanation of each error including what caused it and how it was discovered.

Subsequent to the filing of Amendment No. 1 on February 14, 2018, the Registrant and the Registrant’s independent auditor identified errors in the calculation and recording of financial transactions primarily in its Protection Solutions segment when the Registrant performed and its independent auditor tested financial monitoring controls during the preparation of its year-end 2017 financial statements and in the course of its ongoing remediation of the material weaknesses relating to the Registrant’s actuarial models and journal entry process. As disclosed in Amendment No. 3, these remediation efforts include verifying inputs and unique algorithms, ensuring alignment with documented accounting standards and verifying that assumptions used in the Registrant’s models are consistent with documented assumptions and data is reliable, and taking steps to strengthen the control function related to the Registrant’s financial closing process, respectively.

D. Yale	3	April 23, 2018

These errors were attributable to four areas of review as noted below:

•	The Registrant corrected its loss recognition testing methodology for its variable interest sensitive life products to include certain cash flows which had been previously omitted which resulted in an increase in Deferred policy acquisition costs (“DAC”) of $298 million for the year ended December 31, 2016, with a corresponding decrease of $264 million in Amortization of deferred policy acquisition costs, net and an increase of $34 million in Other comprehensive income. This error had no impact on the Registrant’s financial statements for the year ended December 31, 2015 as the Registrant was not in loss recognition.

•	In connection with the Registrant’s remediation of the material weakness related to its actuarial models, additional modeling errors were identified, resulting in adjustments to the previously reported financial statements. The impact of these modeling adjustments resulted in a decrease in DAC of $215 million and $46 million and a decrease in Future policy benefits and other policyholders liabilities of $64 million and $58 million for the years ended December 31, 2016 and 2015, respectively, with corresponding offsets primarily in Amortization of deferred policy acquisition costs, net, and Retained earnings, beginning of year.

•	In connection with the Registrant’s remediation of the material weakness related to its actuarial models, enhanced reconciliation controls that were performed to validate the completeness and accuracy of the model data inputs identified additional model input errors, resulting in adjustments to the previously reported financial statements. The impact of these data input adjustments resulted in a decrease in DAC of $24 million and $26 million for the years ended December 31, 2016 and 2015, respectively, with corresponding offsets in Amortization of deferred policy acquisition costs, net and Retained earnings, beginning of year.

•	In connection with the Registrant’s remediation of the material weakness related to its journal entry process, enhanced review procedures were performed and errors attributable to incorrect recording of journal entries were identified, resulting in adjustments to the previously reported financial statements. For the year ended December 31, 2016, the impact of these adjustments resulted in an increase in DAC of $14 million, decrease in Loans to affiliates of $11 million, and a decrease of $4 million in Future policy benefits and other policyholders liabilities. For the year ended December 31, 2015, the impact of these adjustments resulted in a decrease in DAC of $14 million, decrease in Loans to affiliates of $11 million, and a decrease of $6 million in Future policy benefits and other policyholders liabilities. Corresponding offsets for both years were primarily recorded in Capital in excess of par value, Premiums, Amortization of deferred policy acquisition costs, net, Policyholders’ benefits, Interest credited to policyholders’ account balances, Net derivative gains (losses) and Retained earnings, beginning of year.

D. Yale	4	April 23, 2018

The Registrant has updated page F-10 of Amendment No. 3 in response to the Staff’s comment.

2) Significant Accounting Policies

DAC

Amortization Policy, page F-24

4.	Please provide us an analysis explaining the reasons for the fluctuation in line item amortization of deferred policy acquisition costs, net as shown on the consolidated statement of income (loss) for 2017 as compared to 2016 and 2016 as compared to 2015. In your response explain the nature and amount of credits that ran through this line item each period.

The below table describes the changes in Amortization of deferred policy acquisition costs, net in the Registrant’s consolidated statement of income for 2017 as compared to 2016 and 2016 as compared to 2015, and reconciles it with Schedule III Supplementary Insurance Information in the financial statement schedules. In order to help explain the fluctuation in Amortization of deferred policy acquisition costs, net, the table also provides detail on the impact of assumptions updates and model changes described on pages F-32 to F-33 by segment. Following the table, the Registrant details the nature and the amount of the primary non-recurring items driving the material year-over-year changes.

D. Yale	5	April 23, 2018

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Amortization of deferred policy acquisition costs, net amounted to $(239) million in 2017 compared to $89 million in 2016. The impact of assumption updates and model changes on Amortization of deferred policy acquisition costs, net was a decrease of $(112) million in 2017 due to Individual Retirement ($(85) million), Protection Solutions ($(23) million), and Group Retirement ($(5) million), and an increase in amortization of $201 million in 2016 coming from the Registrant’s Protection Solutions segment only.

Amortization of deferred policy acquisition costs, net decreased by $328 million mainly driven by a decrease in Amortization of deferred policy acquisition costs of $338 million primarily driven by the Registrant’s Protection Solutions segment, as well as a decrease in capitalization of $10 million mainly driven by the Registrant’s Individual Retirement segment reflecting higher SCS sales.

The $338 million decrease in Amortization of deferred policy acquisition costs reflected a decrease across all segments, as further described below:

•	Protection Solutions segment decreased by $228 million in amortization of DAC. This decrease was mainly due to the impact of assumptions updates and model changes of $224 million (a $23 million decrease in 2017 compared to a $201 million increase in 2016). In 2017, the $23 million decrease included (i) a $204 million positive impact from a mortality table update, (ii) a $54 million decrease from a maintenance expense assumption update to reflect actual experience, partially offset by (iii) a $192 million DAC write-off related to our loss recognition testing of certain permanent life products due to low interest rates, and (iv) $61 million from the update of General Account spread and yield assumption. In 2016, the $201 million increase included (i) a $182 million increase from lower interest rates, and (ii) a $28 million increase from an update in premium funding assumptions.

•	A decrease of $36 million in the Registrant’s Individual Retirement segment mainly due to an update of our lapse and withdrawal assumptions for our variable annuity products, and $24 million in Group Retirement primarily reflecting assumption updates to reflect higher persistency.

•	Corporate and other decreased by $48 million primarily driven by closed block Amortization of deferred policy acquisition costs, net decreasing by $36 million primarily reflecting reactivity to lower gross margin in 2017.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Amortization of deferred policy acquisition costs, net amounted to $89 million in 2016 compared to $(285) million in 2015. The impact of assumption updates and model changes on amortization of deferred policy acquisition costs, net was an increase of $201 million in 2016

D. Yale	6	April 23, 2018

due to our Protection Solutions segment only, and a decrease of $173 million in 2015 mainly due to Protection Solutions ($(99) million), and Individual Retirement segment ($(74) million) mainly related to the update in policyholder behavior assumptions.

Amortization of deferred policy acquisition costs, net increased by $374 million mainly driven by an increase in Amortization of DAC of $348 million mainly due to $334 million in our Protection Solutions segment and capitalization decreased by $26 million mainly due to lower Protection Solutions sales.

The $334 million increase in Amortization of DAC in Protection Solution was primarily driven by:

•	A $300 million change due to the impact of assumption updates and model changes. In 2016, assumption updates and model changes increased amortization of deferred policy acquisition costs, net by $201 million reflecting $182 million from lower interest rates and $28 million from premium funding assumptions, compared to a decrease of $99 million in 2015 mainly due to an update in return-to-the-mean assumptions.

•	$34 million increase mainly due to a $77 million increase from other routine updates mainly related to input updates to reflect actual experience in the model, such as the update of the cost of the cap and floor of our equity indexed universal life products.

Accordingly, in response to the Staff’s comment, the Registrant enhanced the disclosure included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of Amendment No. 3 for both the Registrant’s Consolidated Results of Operations and the Protection Solutions segment. Please see pages 114-117 and 127-128 of Amendment No. 3.

Assumption Updates and Model Changes, page F-32

5.	Please tell us your accounting policy for recording these assumption updates and model changes. Reference the authoritative literature supporting your accounting treatment. Provide us a discussion similar to the one in MD&A on pages 115 to 117 regarding net income attributable to Holdings that incorporates the impact of all 2017 and 2015 assumption updates and model changes. In this regard, it is not clear how the updates and changes discussed on F-33 for 2017 are incorporated into the explanation in the first bullet on the top of page 116 in the discussion of 2017 compared to 2016. Similarly, it is not clear how the updates and changes discussed on F-33 for 2015 are incorporated into the discussion on page 117 of 2016 compared to 2015 other than with respect to that the increase in net DAC amortization of $374 million being primarily driven by several assumption updates. It would appear that the impacts of the 2017 and 2015 assumption updates and model changes should be discussed in MD&A on the reference pages above and throughout MD&A, as applicable, such as in the results of operations by segment.

D. Yale	7	April 23, 2018

Assumption Changes

Actuarial valuation used in the development of variable interest sensitive life and annuity product liabilities, gross profits and assessments relies upon assumptions based on policyholder behavior, expense levels and economic environments. The underlying experience related to these assumptions is reviewed annually or more frequently if actual experience or other evidence suggests that assumptions should be revised. Should the experience study, actual experience or other evidence indicate a shift after considering any additional qualitative or quantitative evidence, the assumption is modified based on the judgment of the valuation actuary. Further, the valuation actuary’s recommendation is subjected to an Assumption Governance Committee that evaluates the proposed update for bias and consistency with assumption governance guidance. The Assumption Governance Committee consists of key stakeholders from the Registrant’s Modeling, Risk, Valuation, Product Development and Finance departments.

Based on the guidance in ASC 944-30-35-4 and ASC 944-30-35-5, the Registrant utilizes these best estimate assumptions in the DAC amortization and policyholders’ benefits calculations for its universal life type products, which includes both universal life insurance and deferred annuity products. Assumption changes resulting from new information are determined in accordance with ASC 944-30-35-4 and ASC 944-30-35-5 and are recognized as a change in accounting estimate under ASC 250-10-20 and recognized in the current reporting period. Assumption changes that result from the misapplication of facts or information that was known, or could have been known, as of a prior reporting period, are reported as a correction of an error under ASC 250-10-20.

Model Changes

For model changes, the nature of the changes and industry practices and disclosures are evaluated to determine if the model changes result in a change in accounting estimate or the correction of an error. Changes to DAC amortization and policyholder benefit calculation models for universal life type products that result from new information are determined in accordance with ASC 944-30-35-4 and ASC 944-30-35-5 and are recognized as a change in accounting estimate under ASC 250-10-20 and recognized in the current reporting period. Changes to these models that result from the misapplication of facts or information that was known, or could have been known, as of a prior reporting period, are reported as a correction of an error under ASC 250-10-20.

Assessment of Assumption and Model Changes during the Year ended December 31, 2017

During the year ended December 31, 2017, the Registrant identified both assumption and model changes that were determined to be changes in accounting estimates, as they were the result of new information. These changes were recognized in the current reporting period which resulted in an increase in Income (loss) from operations, before income taxes, of $711 million. There was no impact of these assumption and model changes on prior reporting periods.

D. Yale	8	April 23, 2018

Additional model changes were determined to be correction of errors of prior reporting periods and were recognized in restated financial statements at and for the year ending December 31, 2016.

In response to the Staff’s comment, the Registrant updated the disclosure included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of Amendment No. 3 for both the Registrant’s Consolidated Results of Operations and the Protection Solutions segment. Please see pages 114-117 and 127-128 of Amendment No. 3.

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D. Yale	9	April 23, 2018

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375.

Best Regards,

/s/ Peter J. Loughran

Peter J. Loughran

cc:	Erin Jaskot
Ibolya Ignat
Jim Rosenberg

U.S. Securities and Exchange Commission

Dave S. Hattem

AXA Equitable Holdings, Inc.

Enclosures